UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NORTH AMERICAN PALLADIUM LTD.
(Exact name of registrant as specified in its charter)

Canada	Not Applicable

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Bay Street, Royal Bank Plaza, South Tower Suite 2350, Toronto, Ontario, Canada	M5J 2J2
(Address of principal executive offices)	(Postal Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Share Purchase Rights	NYSE Amex

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On March 22, 2011, the Board of Directors of North American Palladium Ltd. (the "Corporation") authorized the issuance of one common share purchase right (a "Right") in respect of each outstanding common share, no par value (the "Common Shares"), of the Corporation. The description and terms of the Rights are set forth in the Shareholder Rights Plan Agreement, dated as of March 22, 2011 (the "Rights Plan"), between the Corporation and Computershare Investor Services Inc., as Rights Agent.

The following is a summary of the features of the Rights Plan as it applies to the Corporation. The summary is qualified in its entirety by the full text of the Rights Plan, a copy of which is attached as Exhibit 1 to this Form 8-A and is incorporated herein by reference. All capitalized terms used in this summary without definition have the meanings attributed to them in the Rights Plan unless otherwise indicated.

Issuance of Rights

Pursuant to the Rights Plan, one Right has been issued and has attached to each Common Share of the Corporation outstanding as of 5:00 p.m. (Toronto time) on March 22, 2011, the date of implementation of the Corporation's Rights Plan, and one Right will continue to be issued in respect of each Common Share issued thereafter prior to the earlier of the Separation Time and the Expiration Time.

Each Right entitles the holder thereof to purchase from the Corporation one Common Share at the exercise price equal to Cdn$100 per Common Share, subject to adjustment and certain anti-dilution provisions (the “Exercise Price”). The Rights are not exercisable until the Separation Time. If a Flip-in Event (defined below) occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, that number of Common Shares of the Corporation, having an aggregate Market Price on the date of the occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

Trading of Rights

Until the occurrence of certain specific events, the Rights will trade with the Common Shares of the Corporation and not be represented by any certificates for such Common Shares. The Rights will separate and trade separately from the Common Shares to which they are attached and will become exercisable from and after the Separation Time.

Separation Time

The Separation Time will occur on the tenth Business Day after the earliest of: (a) the date of public announcement by the Corporation or an Acquiring Person (defined below) of facts indicating that a person has become an Acquiring Person, (b) the date that any person commences or announces an intention to commence a Take-over Bid, and (c) the date on which a Permitted Bid; or in each case a Competing Bid ceases to qualify as such, or such later date as the Board of Directors may determine.

Acquiring Person

In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares. Excluded from the definition of “Acquiring Person” are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of Corporate Acquisitions, Permitted Bid Acquisitions, Corporate Distributions, Exempt Acquisitions, or Convertible Security Acquisitions. The definitions of “Corporate Acquisitions”,

“Permitted Bid Acquisitions”, “Corporate Distributions”, “Exempt Acquisitions”, or “Convertible Security Acquisitions” are set out in the Rights Plan. However, in general:

(a)
a “Corporate Acquisition” means an acquisition by the Corporation or a Subsidiary of the Corporation or the redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by any Person;

(b)	a “Permitted Bid Acquisition” means a share acquisition made pursuant to a Permitted Bid or a Competing Bid;
(c)
a “Corporate Distribution” means an acquisition as a result of: (i) a stock dividend or a stock split or other event pursuant to which a Person receives or acquires Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class; or (ii) any other event pursuant to which all holders of Voting Shares are entitled to receive Voting Shares or Convertible Securities on a pro rata basis;

(d)
an “Exempt Acquisition” means an acquisition of Voting Shares or Convertible Securities: (i) in respect of which the Directors have waived the application of the Flip-in Event provisions of the Rights Plan; (ii) which was made on or prior to the Record Time; (iii) which was made pursuant to a dividend reinvestment plan of the Corporation or other similar share purchase plan made available by the Corporation to the holders of Voting Shares generally; (iv) pursuant to a distribution to the public by the Corporation of Voting Shares or Convertible Securities made pursuant to a prospectus provided that the Person in question does not thereby acquire a greater percentage of Voting Shares or Convertible Securities representing the right to acquire Voting Shares than the percentage of Voting Shares such Person Beneficially Owned immediately prior to such acquisition; or (v) pursuant to or in connection with an issuance and sale by the Corporation of Voting Shares or Convertible Securities by way of a private placement by the Corporation, provided that (x) all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals, and (y) the purchaser does not become the Beneficial Owner of  a number of Voting Shares that is more than 25% of the Voting Shares issued and outstanding immediately prior to the private placement (and in making this determination, the securities to be issued to such purchaser on the private placement shall be deemed to be held by such purchaser but shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the private placement); and

(e)
a “Convertible Security Acquisition” means the acquisition of Voting Shares upon the exercise, conversion or exchange of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Corporate Distribution.

Also excluded from the definition of Acquiring Person are underwriters or members of a banking or selling group acting in connection with a distribution of securities, and a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation as at the Record Time, provided, however, that this exception ceases to be applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than pursuant to a Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution, Exempt Acquisition or Convertible Security Acquisition.

In addition, for purposes of determining whether a Flip in Event has occurred, generally, a Person (including a trust company) who is engaged in the business of managing investment funds for others and, as part of such Person's duties for fully managed accounts, holds or exercises voting or dispositive power over Voting Shares in the ordinary course of business, would not, by reason thereof, be considered to be the beneficial owner of such Voting Shares.  Exemptions are also provided for Crown agents and statutory or other registered pension plans or funds.  In each case, the exemption ceases to apply in the event that the exempt person is making a Take-over Bid (other than ordinary course market transactions or a distribution by the Corporation from treasury).

Flip-in Event

If a transaction occurs prior to the Expiration Time pursuant to which any Person becomes an Acquiring Person (a “Flip-in Event”), then the Corporation must ensure, within 10 trading days of such occurrence or such longer period as may be necessary, that each Right (except for Rights Beneficially Owned by the bidder, its Affiliates or Associates and/or persons acting jointly or in concert with the foregoing) shall thereafter constitute the right to purchase from the Corporation that number of Common Shares of the Corporation having an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (subject to anti-dilution adjustments).

Permitted Bid

A Permitted Bid is a Take-over Bid where the bid is made by way of a Take-over Bid circular and is a bid that complies with the following: (A) the Take-over Bid must be made to all shareholders other than the bidder; and (B) (i) the Take-over Bid must not permit the bidder to take up any Common Shares that have been tendered pursuant to the Take-over Bid prior to the expiry of a period not less than 60 days after the Take-over Bid circular is sent to shareholders, and (ii) then only if at such time more than 50% of the Common Shares held by the Independent Shareholders (which term generally includes shareholders other than the bidder, its Affiliates or Associates and/or persons acting jointly or in concert with the foregoing), have been deposited or tendered pursuant to the Take-over Bid and not withdrawn.

Competing Bid

A Competing Bid is a Take-over Bid that satisfies all the criteria of a Permitted Bid except that since it is made after a Permitted Bid the time period for any take up and payment of Common Shares tendered under a Competing Bid is not 60 days, but is instead no earlier than the later of 35 days after the date of announcement of such Competing Bid and the earliest date for take up and payment of Common Shares under any other Competing Bid then in existence. The requirements of a Permitted Bid and a Competing Bid enable shareholders to decide whether the Take-over Bid or any Competing Bid is adequate on its own merits, without being influenced by the likelihood that a Take-over Bid will succeed.

Permitted Lock-Up Agreement

The Rights Plan contains an exemption for “Permitted Lock-Up Agreements”, where the agreement, among other things: (a) permits the locked-up person to withdraw Voting Shares from the lock-up bid to tender to another bid that provides greater value, or if another bid is an offer for a greater number of Voting Shares (in both instances, the maximum hurdle rate is 7%), and (b) provides for no break-up fees or similar fees payable to the locked-up person that are greater than: (i) the cash equivalent of 2.5% of the price or value payable to the locked-up shareholder under the lock-up bid; and (ii) 50% of the difference in value payable to the locked-up person between the lock-up bid and the other bid.

Redemption

Prior to the occurrence of a Flip-In Event as to which the Board of Directors has not issued a waiver, the Board of Directors, with the prior consent of the shareholders, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of Cdn$0.00001 (subject to anti-dilution adjustments) per Right.

Waiver

Prior to the occurrence of a Flip-in Event, the Board of Directors may waive the application of the Rights Plan to a Take-over Bid that is not a Permitted Bid and that is made to all shareholders, but if it does so then it will be deemed to have waived the application of the Rights Plan to all similar bids made prior to the expiry of any bid for which such a waiver was granted.

In addition, subject to the prior consent of the shareholders, prior to the occurrence of a Flip-in Event, the Board of Directors may waive the application of the Rights Plan if such Flip-in Event would occur by reason of an acquisition of Voting Shares other than pursuant to a Take-over Bid.

The Board of Directors may also waive the application of the Rights Plan in the event that the Board of Directors determines that a person became an Acquiring Person by inadvertence and without any intention to do so, provided such person reduces its beneficial ownership of Voting Shares within 30 days after the Board of Directors’ determination. The Board of Directors may also waive the application of the Rights Plan in the event of a deliberate acquisition that would trigger the Rights Plan, but only if the Acquiring Person has reduced its beneficial ownership or has entered into an agreement to do so within 15 days so that it is no longer an Acquiring Person (or such earlier or later date as the Board of Directors may determine).

Term of the Rights Plan

If the Rights Plan is ratified by shareholders at the Meeting, the Rights Plan will expire at the termination of the Corporation's annual meeting in 2014, unless earlier terminated or unless extended upon reconfirmation by shareholders at that meeting. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual meeting of the Corporation thereafter.

Amending Power

Prior to the 2011 shareholders’ meeting, the Board may amend or supplement the Rights Plan without the approval of shareholders. Following the receipt of shareholder approval, the Board may amend the Rights Plan without the approval of shareholders only to correct typographical errors or to maintain the validity of the Rights Plan as a result of a change in, or in the interpretation of, any applicable laws. Following the Separation Time, the Board may amend, vary or rescind the Rights Plan only with the approval of Rights holders.

Rights Agent

Computershare Investor Services Inc.

Rightsholder not a Shareholder

Until a Right is exercised, the holders thereof, as such, will have no rights as a shareholder of the Corporation.

Item 2. Exhibits.

Exhibit No.	Description

1.	Shareholder Rights Plan Agreement, dated as of March 22, 2011, between North American Palladium Ltd. and Computershare Investor Services Inc., as Rights Agent.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NORTH AMERICAN PALLADIUM LTD.
(Registrant)
Date:	March 22, 2011	By:	/S/ TRENT C.A. MELL
Name: Trent C.A. Mell Title: Vice President, Corporate Development, General Counsel and Corporate Secretary